March 17, 1997


ULYSSES
c/o Sheehey Brue Gray & Furlong
P.O. Box 66
Burlington, Vermont 05402

Attn: Nordahl L. Brue
      Michael J. Dressell

Dear Nord and Michael:

We are pleased to confirm the arrangements under which Gleacher NatWest Inc. ("Gleacher NatWest") has been engaged by Nordahl L. Brue and Michael J. Dressell (collectively "Ulysses") as its exclusive financial advisor to advise Ulysses on maximizing the value of its investment in a company known to the parties as Penelope ("Penelope").

During the term of its engagement hereunder, Gleacher NatWest will, upon request, provide Ulysses and its affiliates with strategic and financial advice including, but not limited to: (i) definition of key objectives for Ulysses;
(ii) valuation analysis; (iii) market and industry analysis; (iv) assistance in developing, planning and executing potential alternatives; and (v) contacting Penelope, third parties and/or other stockholders as to their interest in any such alternatives.

COMPENSATION

Our compensation structure is set forth below. Our fees depend on the outcome of the assignment and are designed to reflect the collective contribution of Gleacher NatWest's efforts to Ulysses' objectives.

(1) A retainer fee (the "Retainer Fee") of $100,000 per month for a period of five months, unless mutually terminated within the first month, with the first payment payable upon the execution of this letter agreement.

(2) An announcement fee (the "Announcement Fee") of $250,000 payable upon Ulysses' or its affiliates' taking a public position in Penelope requiring SEC documentation (excluding 13D and Section 16 filings).

(3) In the event Ulysses or its affiliates gains control of Penelope through either removing some or all of the members of Penelope's Board of Directors or some other means, subject to the Board of Directors fulfilling their fiduciary duties, Gleacher NatWest will have the right to be the exclusive financial advisor and provide financing for a one-year period on issues related to Penelope or Ulysses investment in Penelope unless Gleacher NatWest declines or cannot provide such advice on market terms. Customary terms will be pursuant to a separate engagement letter.

OTHER MATTERS

In addition to any fees that may be payable to Gleacher NatWest, Ulysses agrees to reimburse Gleacher NatWest for all reasonable and documented travel and other out-of-pocket expenses incurred by Gleacher NatWest in connection with Gleacher NatWest's engagement hereunder, including all reasonable fees and


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Ulysses
March 17, 1997
Page 2


disbursements of Gleacher NatWest's legal counsel and any other professional advisors, provided that the retention of such professional advisors has been approved by Ulysses. In addition to such compensation described above, Ulysses shall reimburse Gleacher NatWest at such times as Gleacher NatWest shall request, for any applicable sales, use or similar taxes arising in connection with this assignment as and when such taxes become due and payable.

Ulysses recognizes and confirms that in advising Ulysses in completing its engagement hereunder, Gleacher NatWest will be using and relying on data, material and other information furnished to Gleacher NatWest by Ulysses. It is understood that in performing under this engagement Gleacher NatWest may reasonably rely upon any information so supplied without independent verification and that Gleacher NatWest shall not have any responsibility for such independent verification.

Ulysses acknowledges that all advice given by Gleacher NatWest in connection with its engagement hereunder is intended solely for the benefit and use of Ulysses in evaluating potential alternatives and strategies to maximize the value of their investment in Penelope to which such advice relates and, except as may be required by applicable law, Ulysses agrees that no such advice shall be used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Gleacher NatWest be made by or on behalf of Ulysses, in each case without Gleacher NatWest's prior written consent.

Ulysses recognizes that Gleacher NatWest has been retained only by Ulysses and that its engagement is not deemed to be on behalf of, and is not intended to confer any rights or bestow the status of third-party beneficiary upon any other person not a party hereto as against Gleacher NatWest or any of its affiliates, respective limited and general partners, directors, officers, agents and employees of Gleacher NatWest or its affiliates or each other person, if any, controlling Gleacher NatWest or any of its affiliates. Unless otherwise expressly stated in writing by Gleacher NatWest, no advice or opinions rendered to Ulysses during the course of the engagement hereunder shall constitute a recommendation to any other party and no one other than Ulysses is authorized to rely upon the engagement of Gleacher NatWest or any statements or conduct by Gleacher NatWest. Moreover, it is acknowledged that the relationship of Gleacher NatWest to Ulysses is that of an independent contractor, that the obligations and responsibilities of Gleacher NatWest to Ulysses are limited to those specifically set forth herein, and that Gleacher NatWest, by entering into this agreement and satisfying its obligations hereunder, does not assume any fiduciary duties with respect to Ulysses. All decisions made with respect to the potential alternatives and strategies, whether or not consistent with advice rendered by Gleacher NatWest, shall be those of Ulysses.

In connection with matters described in this letter, Ulysses and Gleacher NatWest have entered into a separate letter agreement, dated the date hereof, providing for indemnification, contribution and reimbursement of Gleacher NatWest and certain other individuals and entities, a copy of which is attached hereto.

Any right to trial by jury with respect to any claim or action arising out of this agreement or conduct in connection with the engagement is hereby waived by the parties hereto and their affiliates. This agreement shall be deemed made in New York. This agreement and all controversies arising from or related to performance under this agreement shall be governed by the laws of the state of New York, without regard to such state's rules concerning conflicts of laws. All controversies arising from or related to performance under this agreement shall be adjudicated in State or Federal court within the State of New York.


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Ulysses
March 17, 1997
Page 3


Gleacher NatWest's services hereunder may be terminated with or without cause by Ulysses or by Gleacher NatWest with cause (in each case by 14 days' advance notice in writing to the other party except if mutually terminated within the first month) at any time. Upon termination, this agreement shall have no further force or effect except that (i) any fees or other consideration earned or payable as of the date of termination and any out-of-pocket expenses incurred by Gleacher NatWest prior to the date of termination which are required to be reimbursed hereunder shall be paid or reimbursed in accordance with the terms of this agreement; and (ii) the indemnity, contribution and other provisions as contained in the attached letter agreement shall continue to apply notwithstanding termination.

The rights and obligations of Ulysses under this agreement shall be assignable and delegable to an entity controlled by Ulysses upon prior written notice to and approval from Gleacher NatWest.

                                          Very truly yours,

                                          GLEACHER NATWEST INC.


                                          /s/ Michiel C. McCarty
                                          ----------------------
                                          Michiel C. McCarty
                                          Managing Director

Accept and Agreed to:

ULYSSES

By:   /s/ Nordahl L. Brue
      -----------------------
      Nordahl L. Brue


By:   /s/ Michael J. Dressell
      -----------------------
      Michael J. Dressell


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




GLEACHER NATWEST INC.
660 MADISON AVENUE
NEW YORK, NEW YORK  10021

Gentlemen:

In connection with the activities of Gleacher NatWest Inc. ("Gleacher NatWest") pursuant to a letter agreement, dated as of the date hereof, between Ulysses and Gleacher NatWest, as the same may be amended from time to time, including without limitation any activities of Gleacher NatWest in connection with any transaction contemplated by such letter agreement, whether occurring before, at or after the date hereof, Ulysses agrees to indemnify and hold harmless Gleacher NatWest and its affiliates, the respective limited and general partners, directors, officers, agents and employees of Gleacher NatWest and its affiliates and each other person, if any, controlling Gleacher NatWest or any of its affiliates (hereinafter collectively referred to as the "indemnified parties"), to the full extent lawful, from and against any losses, damages, liabilities, expenses or claims (or actions in respect thereof, including, without limitation, shareholder and derivative actions and arbitration proceedings) related to or otherwise arising out of such engagement or Gleacher NatWest's role in connection therewith, and will reimburse any indemnified party for all expenses (including counsel fees and disbursements) as they are incurred by any indemnified party in connection with investigating, preparing or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation to which any indemnified party is a party, arising in connection with or related to Gleacher NatWest's engagement or Gleacher NatWest's role in connection therewith. Ulysses will not, however, be responsible for any losses, damages, liabilities, expenses or claims which are finally judicially determined to have resulted primarily from Gleacher NatWest's bad faith or gross negligence. Ulysses also agrees that no indemnified party will have any liability (whether direct or indirect, in contract, tort or otherwise) to Ulysses for or in connection with such engagement except for any such liability for losses, damages, liabilities, expenses or claims incurred by Ulysses that result primarily from Gleacher NatWest's bad faith or gross negligence. If multiple claims are brought against any indemnified party in an arbitration, with respect to at least one of which indemnification is permitted under applicable law and provided for under this agreement, Ulysses agrees that any arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the arbitration award expressly states that the award, or any portion thereof, is based solely on a claim as to which indemnification is not available.

In the event that the foregoing indemnity is unavailable to any indemnified party for any reason or insufficient to hold any indemnified party harmless, then Ulysses agrees to contribute to any such losses, damages, liabilities, expenses, claims or actions and will do so in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by, and the relative fault of, the indemnified parties, on the one hand, and Ulysses, on the other, as well as any other relevant equitable considerations, from any actual or proposed transaction. Ulysses and Gleacher NatWest agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above.

Ulysses agrees that it will not, without the prior written consent of Gleacher NatWest, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Gleacher NatWest is an actual or potential party to such claim or action) unless such settlement, compromise or consent includes an unconditional release of Gleacher NatWest from all liability arising out of such claim, action, suit or proceeding. Ulysses will also promptly reimburse Gleacher NatWest for all expenses (including counsel fees) as they are incurred in connection with investigating, preparing or defending, or providing evidence in, any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Gleacher NatWest is an actual or potential party to such claim or action).

The foregoing agreement shall be in addition to any rights that any indemnified party may have at common law or otherwise, and shall be in addition to any liability which Ulysses may otherwise have. Ulysses hereby consents to personal jurisdiction, service and venue in any court in which any claim which is subject to this agreement is brought against Gleacher NatWest or Ulysses. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF THIS AGREEMENT IS WAIVED. This agreement shall remain in full force and effect following the completion or termination of Gleacher NatWest's engagement and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of Ulysses and any indemnified party.

Very truly yours
Accepted:,                                      Accepted:

NORDAHL L. BRUE                                 GLEACHER NATWEST INC.
-----------------------------                   -------------------------------
By:/s/ Nordahl L. Brue                          By:    /s/ Michiel C. McCarty

MICHAEL J. DRESSELL                             Date:  March 17, 1997
-----------------------------
By:/s/ Michael J. Dressell



Date:March 17, 1997

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